FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

July/08 – Same store gross sales move up 9.6%

São Paulo, Brazil, August 14, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its July 2008 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In July, the Group’s gross sales totaled R$1,666.9 million, and its net sales reached R$1,455.3 million. Growth rates were up 22.2% and 26.2% year on year, respectively.

Under the ‘same store’ concept, the increase in gross sales was 9.6% while net sales grew by 13.1% . Food products registered an 8.0% increase, and sales of non-food products grew by 14.5% in the period in same store terms. Electronic items continued to stand out among non-food products, whereas in food products perishables had the best performance, posting a double-digit growth rate.

The highlights of the month were the Extra and CompreBem banners, whose growth rate outperformed the Company’s average growth. Additionally, all the banners registered an increase in customer traffic year on year.

Note: Same-store sales figures include only those stores with at least 12 months of operations.	GRUPO PÃO DE AÇÚCAR

Since November 2007, the "total stores" concept has included Assai's sales.	Daniela Sabbag
Investor Relations
Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.
Phone: + 55 (11) 3886-0421
Fax: + 55 (11) 3884-2677

E-mail: gpa.ri@grupopaodeacucar.com.br
Website: www.gpari.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 14, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.